One Financial Center Boston, MA 02111 617 542 6000 mintz.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[***].”

January 11, 2024

VIA EDGAR AND COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christopher Edwards and Suzanne Hayes, Office of Life Sciences

Re:	ArriVent Biopharma, Inc.

Draft Registration Statement on Form S-1

Originally submitted August 25, 2023

Registration Statement on Form S-1 (Reg. No. 333-276397)

Filed January 5, 2024

CIK No. 0001868279

Ladies and Gentlemen:

On behalf of ArriVent Biopharma, Inc.(the “Company”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 27, 2023 (the “Comment Letter”) relating to the Company’s Draft Registration Statement on Form S-1, originally confidentially submitted to the Commission on August 25, 2023, resubmitted to the Commission on October 4, 2023, October 31, 2023, and December 5, 2023 and publicly filed with the Commission on January 5, 2024 (Reg. No. 333-276397) (the “Registration Statement”), we submit this supplemental letter to address Comment 15 of the Comment Letter.

Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The supplemental response set forth below is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response. All capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 2

15.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation. Please discuss with the staff how to submit your response.

The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of its common stock underlying its outstanding option awards and the reasons for the differences between the recent valuations of its common stock and the estimated offering price for its initial public offering (“IPO”).

Preliminary IPO Price Range

The Company advises the Staff that it preliminarily estimates a price range of approximately $[***] to $[***] per share for its IPO, which does not reflect an expected [***]-for-[***] reverse stock split of the Company’s capital stock that the Company plans to implement prior to the effectiveness of the Registration Statement (the “Preliminary Price Range”). The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change. The share and per-share numbers in this letter are presented on a pre-split basis.

As is typical in IPOs, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Among the factors that were considered in setting the Preliminary Price Range were (i) the general conditions of the capital markets and the recent market prices of, and the demand for, publicly traded common stock of comparable companies in the life sciences sector; (ii) the Company’s financial condition and prospects; (iii) estimates of business potential and earnings prospects for the Company and the industry in which it operates; (iv) recent performance of IPOs of comparable companies in the life sciences sector; and (v) the development and progress of the Company’s lead product candidate, furmonertinib, and other pipeline development programs.

Common Stock Valuation Methodologies

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, and taking into consideration the most recent analysis conducted by a third-party valuation firm to assist with estimation of fair value of the Company’s common stock, as well as the Board’s assessment of additional objective and subjective factors (including those listed on page 108 and 109 of the Registration Statement) that it believed were relevant at such time. There are significant judgments and estimates inherent in the Board’s determination of the fair value of the Company’s common stock. The judgments and estimates have taken into account numerous factors, including but not limited to, contemporaneous valuations of the Company’s common stock, the Company’s business, financial condition and results of operations, and related industry trends affecting its operations; the likelihood of achieving a liquidity event, such as an initial public offering or a sale, given prevailing market conditions; the lack of marketability of the Company’s common stock as a private company; the market performance of comparable publicly traded companies in the life sciences and biopharmaceutical industry sectors; and U.S. and global economic and capital market conditions.

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 3

The third-party valuations of the Company’s common stock that the Board considered in making its determinations were prepared in accordance with the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Guide”), which prescribes several valuation approaches for determining the value of an enterprise, such as the cost, market and income approaches, and various methodologies for allocating the value of an enterprise to its capital structure and specifically the common stock.

In accordance with the Practice Guide, the Company considered the following methods for allocating the enterprise value across its classes and series of capital stock to determine the estimated fair value of its common stock at each valuation date.

•	Option Pricing Method (“OPM”). The OPM estimates the value of the common equity of the Company using the various inputs in the Black-Scholes option pricing model. The OPM treats the rights of the holders of common stock as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of the Company’s convertible preferred stock, as well as their rights to participation. Thus, the value of the common stock can be determined by estimating the value of its portion of each of these call option rights. Under this method, the common stock has value only if the funds available for distribution to the common stockholders exceed the value of the liquidation preferences of the preferred stockholders at the time of a liquidity event, such as a merger or sale. Given that the common stock represents a non-marketable equity interest in a private enterprise, an adjustment to the preliminary value estimates is made to account for the lack of liquidity that a stockholder experiences. This adjustment is commonly referred to as a discount for lack of marketability (“DLOM”).

•	Current Value Method (“CVM”). This method is based on first determining enterprise value using one or more of the three valuation approaches (market, income or asset-based), then allocating the value to the various series of preferred and common stock based on their liquidation preferences or conversion values, whichever would be greater, as though the Company was sold on the valuation date. A DLOM is then applied to arrive at an indication of value for the common stock.

•	Hybrid Method (“Hybrid Method”). The Hybrid Method computes a probability-weighted value across varying scenarios: the OPM, the CVM and an IPO of the Company. Weighting allocations are assigned to the OPM, the CVM, and an IPO of the Company factoring in the probability of possible future liquidity events.

In order for the Board to determine the estimated fair value of the common stock, the Hybrid Method was utilized for the independent third-party valuation of the Company’s common stock as of June 30, 2021 (the “June 2021 Valuation”), December 31, 2022 (the “December 2022 Valuation”), July 31, 2023 (the “July 2023 Valuation”), and November 30, 2023 (the “November 2023 Valuation”). Equity value for each liquidity event scenario utilized in the June 2021 Valuation, December 2022 Valuation, July 2023 Valuation, and November 2023 Valuation (collectively, the “Hybrid Method Valuations”) was weighted based on the probability of each event’s occurrence. In the IPO scenarios discussed below, the Company assumed that all outstanding shares of the Company’s convertible preferred stock would be converted into shares of common stock. In the scenario involving a potential sale of the Company, the Company allocated the value per share by taking into account the liquidation preferences of the convertible preferred stock, consistent with the method outlined in the Practice Guide.

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 4

At each stock option grant date, the Board evaluated any recent events and their potential impacts on the estimated fair value per share of the common stock. For grants of stock options made on dates for which there was no contemporaneous independent third-party valuation, the Board determined the estimated fair value of the common stock on the date of grant taking into consideration the immediately preceding valuation report as well as other pertinent information available to it at the time of the grant.

For the options granted prior to June 1, 2023, the Company utilized the Hybrid Method in the June 2021 Valuation and December 2022 Valuation, both of which combine elements of the OPM and CVM methods, as the basis for the value of its common shares at the date of the option grant. In addition, in early June 2021, the Company entered into a Series A preferred stock purchase agreement (“Series A Purchase Agreement”) with third party investors, pursuant to which in early June 2021 and in January 2022, the Company sold an aggregate of 150,000,000 shares of Series A convertible preferred stock at a per share price of $1.00, for aggregate gross proceeds of $150.0 million (the “Series A Financing”). The OPM utilized the back-solve method to determine equity value in the OPM scenario where the future raises in January 2022 were considered as warrants. The back-solve method is a market approach that derives an implied total equity value from the sale price of the Company’s equity securities in a recent arm’s length transaction.

Given the stage of the Company’s assets at the time of the Series A Financing in early June 2021, it was apparent that a number of key inflection points needed to occur prior to reaching a level whereby a robust negotiation dynamic could be assumed. These factors supported the development of a partial optionality model and the inclusion of the CVM approach. Furthermore, the June 2021 Valuation took into account the Company’s internally generated intellectual property as an intangible asset and the license agreement entered into by and between the Company and Shanghai Allist Pharmaceuticals Co. Ltd. (“Allist”) in June 2021 when determining the value of the Company. The valuation also took into consideration the Company’s plan to file an investigational new drug (“IND”) application with the U.S. Food and Drug Administration (“FDA”) to further develop furmonertinib in patients with epidermal growth factor receptor (“EGFR”) mutant non-small cell lung cancer (“NSCLC”), and potentially other solid tumors, by the end of 2021.

In mid-December 2022, the Company entered into a Series B preferred stock purchase agreement (“Series B Purchase Agreement”) with third party investors, pursuant to which in mid-December 2022 and in March 2023, the Company sold an aggregate of 147,619,034 shares of Series B convertible preferred stock at a per share price of $1.05, for aggregate gross proceeds of $155.0 million (the “Series B Financing”). As a result of the initial closing of the Series B Financing in mid-December 2022 and the anticipated second closing in March 2023, in the December 2022 Valuation, the Company continued to utilize the Hybrid Method incorporating both the OPM and the CVM methods for substantially the same considerations as discussed above with a slightly different allocation of probability weighting between the two methods. The OPM utilized the back-solve method to determine equity value in the OPM scenario where the future raises in March 2023 were considered as warrants.

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 5

Given that the Company reached a number of key value inflection points later in 2023 which set the Company on a path toward a potential IPO, the CVM approach was removed from the Hybrid Method unitized in the August 2023 Valuation and replaced with an IPO scenario as the Company had obtained slightly better visibility into the timing of a potential IPO, but still considered the uncertainty around the Company’s value in the event an IPO did not occur. Subsequently, because of the Company’s improved visibility into the timing of a potential IPO and as the Company continued to make progress with its IPO process, including the syndicate selection, the clearance of nearly all comments from the Commission on its Registration Statement, and the completion of several rounds of “testing-the-waters” (“TTW”) meetings, the Company continued to utilize the Hybrid Method in the November 2023 Valuation, combining elements of the OPM method and an IPO scenario, with an increased probability weighting allocated to the IPO scenario.

The Board and management developed estimates based on the application of these approaches and the assumptions underlying these valuations, giving careful consideration to independent third-party valuation reports. At each grant date, the Board considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

Common Stock Valuations and Stock Option Grants

During the preceding 18 months, the Company has granted options to purchase its common stock as follows:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Estimate of Fair Value of Common Stock on Grant Date
June 30, 2022	50,000	$0.15	$0.15
September 1, 2022	45,000	$0.15	$0.15
October 1, 2022	100,000	$0.15	$0.15
December 1, 2022	100,000	$0.15	$0.15
February 1, 2023	7,295,000	$0.24	$0.24
April 3, 2023	137,500	$0.24	$0.24
June 1, 2023	137,500	$0.24	$0.24
August 22, 2023	3,225,000	$0.41	$0.41
September 6, 2023	1,002,500	$0.41	$0.41
September 8, 2023	250,000	$0.41	$0.41
October 2, 2023	37,500	$0.41	$0.41
October 31, 2023	100,000	$0.41	$0.41
January 1, 2024	10,179,194	$0.51	$0.51
January 4, 2024	3,000,000	$0.51	$0.51

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 6

June 2021 Valuation and June, September, October and December 2022 Stock Option Grants

On June 30, 2022, September 1, 2022, October 1, 2022, and December 1, 2022, the Company granted options to purchase a total of 295,000 shares of common stock at an exercise price of $0.15 per share. The Board determined the estimated fair value of the common stock at the time of the option grants was $0.15 per share after considering the June 2021 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report and the dates of the option grants.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business:

•	in March 2020, the World Health Organization declared COVID-19 as a worldwide pandemic and the related outbreak had a negative and continuing impact on the global economy, trade and business;

•	in June 2021, the Company entered into a license agreement with Allist, which granted the Company an exclusive license under certain intellectual property owned or controlled by Allist to develop, manufacture and commercialize any product containing furmonertinib or any of its derivatives as an active ingredient, for all uses, in all countries and territories other than greater China, which includes mainland China, Hong Kong, Macau and Taiwan; and

•	in June 2021, the Company entered into the Series A Purchase Agreement and completed the initial closing of the Series A Financing.

For the June 2021 Valuation, the Company estimated the fair value of the Company’s common stock using the Hybrid Method, with the OPM weighted at [***]% and the CVM weighted at [***]%.

In determining the estimated equity value for the OPM scenario, an OPM back-solve was used based on the Series A Financing given its proximity to the valuation date. In determining the estimated equity value for the CVM scenario, the Company considered the total invested capital through the valuation date, including the initial closing of the Series A Financing and the anticipated second closing of the Series A Financing which was considered as warrants. The Company also utilized a selected rate of return, based on dollar-weighted internal rate of return on vintage year investments in the life sciences by venture capital (“VC”) firms, as published by Cambridge Associates and the National Venture Capital Association in December 2020 (the “2020 VC Study”). Based on the 2020 VC Study, while recent returns in the biotechnology and pharmaceutical sectors have been strong since 2010, expected returns over a more extended period tend to range from 15.0% to 25.0%, particularly when these sectors face decreased investor favor. Considering the Company’s plan to file an IND application with the FDA to further develop furmonertinib in patients with EGFR mutant NSCLC by the end of 2021, an estimated rate of return of 20.0% was selected, in line with the median expected rate of return in the 2020 VC Study.

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model and the Asian Put model) was performed and other qualitative factors were analyzed as part of the June 2021 Valuation. The result was a DLOM of [***]% applied to both the CVM and OPM scenarios, which the third party valuation reported was consistent with empirical studies and accounted for the characteristics of the Company and its underlying assets. The June 2021 Valuation estimated the fair value of the Company’s common stock to be $0.15 per share.

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 7

December 2022 Valuation and February, April, and June 2023 Stock Option Grants

On February 1, 2023, April 3, 2023 and June 1, 2023, the Company granted options to purchase a total of 7,570,000 shares of common stock at an exercise price of $0.24 per share. The Board determined the estimated fair value of the common stock at the time of the option grants was $0.24 per share after considering the December 2022 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report and the dates of the option grants.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to December 1, 2022:

•	the Company commenced enrollment of patients for its global, pivotal Phase 3 FURVENT clinical trial of furmonertinib in first-line non-squamous locally advanced or metastatic EGFR mutation (“EGFRm”) NSCLC patients with exon 20 insertion mutations; and

•	in December 2022, the Company entered into a Series B Purchase Agreement and completed the initial closing of the Series B Financing.

For the December 2022 Valuation, the Company estimated the fair value of the Company’s common stock using the Hybrid Method, with the OPM weighted at [***]% and the CVM weighted at [***]%.

In determining the estimated equity value for the OPM scenario, an OPM back-solve was used based on the Series B Financing given their respective proximity to the valuation date. In determining the estimated equity value for the CVM scenario, the Company considered the total invested capital through the valuation date, including the initial closing of the Series B Financing and the anticipated second closing of the Series B Financing. The Company also utilized a selected rate of return, based on dollar-weighted internal rate of return on vintage year investments in the life sciences by VC firms, as published by Cambridge Associates and the National Venture Capital Association in March 2022 (the “2022 VC Study”). Based on the 2022 VC Study, while recent returns in the biotechnology and pharmaceutical sectors have been strong since 2010, expected returns over a more extended period tend to range from 15.0% to 25.0%, particularly when these sectors face decreased investor favor. An estimated rate of return of 2.5% was selected, which reflected the continuing uncertainties related to the ongoing impacts from the COVID-19 pandemic, the delay of the Company’s Phase 3 FURVENT clinical trial, which resulted in a six-month setback in patient enrollment with no new data generated, the marginal step-up of the Series B Financing price per share over the Series A Financing price per share, and the negative industry sentiment as evident in market capitalization trends of peer companies and global biotechnology indices since the June 2021 Valuation.

The Company deemed it appropriate to include a [***]% weighting for the CVM methodology because at the time of the December 2022 Valuation, the Company had not yet initiated an IPO process, and the mere potential intent to file a registration statement and exit via an IPO does not necessarily mean that the Company would be successful in doing so. Unexpected systemic events like the life science IPO market cooling, poor trading performance of recent comparable IPOs, a decline in the valuations of comparable companies, fatigue from institutional investors, supply chain disruptions and geopolitical instability, the COVID-19 pandemic, or other Company-specific events could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one.

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 8

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model and the Asian Put model) was performed, and other qualitative factors were analyzed as part of the December 2022 Valuation. The result was a DLOM of [***]% applied to both the CVM and OPM scenarios, which the third party valuation reported was consistent with empirical studies and accounting for the characteristics of the Company and its underlying assets. The December 2022 Valuation estimated the fair value of the Company’s common stock to be $0.24 per share.

July 2023 Valuation and August, September and October 2023 Stock Option Grants

On August 22, 2023, September 6, 2023, September 8, 2023, October 2, 2023 and October 31, 2023, the Company granted options to purchase a total of 4,615,000 shares of common stock at an exercise price of $0.41 per share. The Board determined the estimated fair value of the common stock at the time of the option grants was $0.41 per share after considering the July 2023 Valuation. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report and the date of the option grant, other than the initiation of the IPO process, which was already reflected in the July 2023 Valuation.

Among the qualitative factors considered by the Board in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to June 1, 2023:

•	in June 2023, the Company entered into a clinical collaboration agreement (the “InnoCare Collaboration Agreement”) with Beijing InnoCare Pharma Co., Ltd. (“InnoCare”), pursuant to which the Company and InnoCare agreed to contribute resources to a clinical trial evaluating the use of furmonertinib in combination with InnoCare’s ICP-189, a SHP2 inhibitor; and

•	the Company completed an organizational meeting for the IPO on [***] with a planned confidential submission of a draft registration statement on Form S-1 related to the IPO in August 2023, which was submitted on August 25, 2023.

For the July 2023 Valuation, the Company estimated the fair value of the Company’s common stock using the Hybrid Method, with the OPM weighted at [***]% and the IPO scenario weighted at [***]%.

In determining the estimated equity value for the OPM scenario, an OPM back-solve was used based on the equity value from the prior valuation and added the additional Series B Financing raised since the prior valuation, given the proximity of the Series B Financing to the valuation date. The estimated equity value for the IPO scenario was determined based on the Company’s discussions with its investment bankers and pre-IPO equity values for recent IPOs of similarly-situated oncology-focused companies. Nonetheless, as discussed above with respect to the December 2022 Valuation, unexpected systemic events could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one.

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 9

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model and the Asian Put model) was performed and other qualitative factors were analyzed as part of the July 2023 Valuation. The result was a DLOM of [***]% as applied to the OPM scenarios and [***]% as applied to the IPO scenario, which the third party valuation reported was consistent with empirical studies and accounted for the characteristics of the Company and its underlying assets. Finally, the further development of the Company’s pipeline, as well as the progress made for furmonertinib, led to a shorter time to a potential exit and created optionality for the Company. This resulted in the exclusion of the no optionality scenario (CVM) relative to the December 2022 Valuation. The July 2023 Valuation estimated the fair value of the Company’s common stock to be $0.41 per share.

November 2023 Valuation and January 2024 Stock Option Grants

On January 1, 2024 and January 4, 2024, the Company granted options to purchase a total of 13,179,194 shares of common stock at an exercise price of $0.51 per share. The Board determined the estimated fair value of the common stock at the time of the option grants was $0.51 per share after considering the November 2023 Valuation and other factors as described below. In reaching this determination, the Board determined that no material changes had occurred in the business since the date of the third-party valuation report and the date of the option grants. The Board also determined that, given continued uncertainty in the capital markets and in particular for life science companies, and given continued uncertainty in the feedback from TTW meetings held to date, the timing and likelihood of the IPO remained unclear. In addition, the Board determined that progress that had been made in the IPO process was already reflected in the November 2023 Valuation.

For the November 2023 Valuation, the Company estimated the fair value of the Company’s common stock using the Hybrid Method, with the OPM weighted at [***]% and the IPO scenario weighted at [***]%.

In determining the estimated equity value for the OPM scenario, an OPM back-solve was used based on a market-based adjustment to the OPM allocable value concluded in the prior valuation. Any progress made towards completion of the potential IPO since the July 2023 Valuation was also added. Considering the limited progress being made on its programs since the July 2023 Valuation, as well as increased uncertainty in market sentiments since the July 2023 Valuation, a market adjustment of -10% (consistent with the approximate change in SPDR S&P Biotech ETF since the July 2023 Valuation) was applied to the Company’s enterprise value as of the July 2023 Valuation to estimate the Company’s enterprise value for the November 2023 Valuation. The Company also utilized a selected rate of return, based on dollar-weighted internal rate of return on vintage year investments in the life sciences by VC firms, as published by Cambridge Associates and the National Venture Capital Association in June 2023 (the “2023 VC Study”). Based on the 2023 VC Study, while recent returns in the biotechnology and pharmaceutical sectors have been strong since 2010, expected returns over a more extended period tend to range from 15.0% to 25.0%, particularly when these sectors face decreased investor favor. An estimated rate of return of 20% was selected, in line with the median expected rate of return in the 2023 VC Study.

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 10

The estimated equity value for the IPO scenario was determined based on the Company’s discussions with its investment bankers, pre-IPO equity values for recent IPOs of similarly-situated oncology-focused companies, the step-up in the post-money valuation of the Series B Financing, and the potential for an IPO exit by the end of [***]. Nonetheless, as discussed above with respect to the December 2022 Valuation, unexpected systemic events could materially impact the viability and timing of the Company’s IPO or the Company’s aspirations to continue pursuing one.

In addition, in an effort to estimate the appropriate DLOM for the common stock, an arithmetic average strike put option model (based on the Finnerty model, the Protective Put model and the Asian Put model) was performed and other qualitative factors were analyzed as part of the November 2023 Valuation. The result was a DLOM of [***]% as applied to the OPM scenarios and [***]% as applied to the IPO scenario, which the third party valuation reported was consistent with empirical studies and accounted for the characteristics of the Company and its underlying assets. The November 2023 Valuation estimated the fair value of the Company’s common stock to be $0.51 per share.

Explanation of Difference Between the Estimated Fair Values of Common Stock Using the Hybrid Method Valuations and the Midpoint of the Preliminary Price Range

The Company believes that the difference in value reflected between the estimated fair value of its common stock using the Hybrid Method Valuations and the Preliminary Price Range is the result of the following key factors, among others:

•	The Hybrid Method used by the Company to determine the estimated fair value reflects the potential that the Company might remain a privately held company, which inherently decreases the estimated fair value per share of the Company’s common stock due to the combination of (i) the expected business equity value in the non-IPO scenario that was significantly lower than in the IPO scenario, (ii) the discounting to present value and (iii) the application of a discount for lack of marketability. Conversely, the midpoint of the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for present value or a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the midpoint of the Preliminary Price Range was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability.

•	The receipt of input from the underwriters of the Company’s planned IPO, including further discussions that took place during the first and second weeks of January 2024 with management of the Company and its Board, incorporating feedback from qualified potential investors obtained during the TTW meetings and taking into account recent market conditions and the supply and demand for such investment opportunities in the marketplace.

•	The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock, including the right to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock and liquidation payments in preference to holders of common stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in a higher valuation of the common stock.

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 11

•	The reflection in the Preliminary Price Range of an assumed successful IPO in the near term with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately-held company, being sold in a sale transaction or a liquidation of its assets in a dissolution scenario.

•	The Preliminary Price Range represents a future price for the Company’s common stock that, if issued in the Company’s IPO, would be immediately freely tradable in a public market, whereas the estimated fair value represents an estimate of the fair value of the shares that were then illiquid (as reflected by the DLOM applied in each), might never become liquid, or never be publicly traded and, even if an IPO were to be successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•	The successful completion of the IPO resulting in the strengthening of the Company’s balance sheet, the ability to access public equity and to provide enhanced operational flexibility, and likely resulting increase in the value of the Company’s common stock compared to that of a private company.

•	Updated market conditions used in the determination of the Preliminary Price Range based on the current market environment and the supply and demand for such investment opportunities in the marketplace, including the fact that despite improvement in the SPDR S&P Biotech ETF and other market indicators in December 2023 and early January 2024, driven in significant part by M&A activity, the IPO market for life sciences companies continued to remain challenging.

Based on the current status of the financial markets, and the continued uncertainty as to whether the Company will be able to complete its planned IPO within the Preliminary Price Range, or at all, the Company believes that the estimated fair value of its common stock as has been determined by the Board is consistent with the Company’s and the underwriters’ estimates of the Preliminary Price Range.

In addition, the Company advises the Staff that it does not currently anticipate issuing any additional options prior to the pricing of its IPO assuming that the IPO occurs in the first quarter of 2024. However, the Company may provide option grants to certain members of management at the time of the pricing of the IPO and contingent on the pricing of the IPO, with the exercise price to be equal to the public offering price of the IPO. If the Company determines to make such grants, then appropriate disclosure will be added to the Registration Statement.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair values, as set forth in the table above under “Common Stock Valuations and Stock Option Grants,” which have been used as the basis for determining the stock-based compensation in connection with the referenced stock option grants, were reasonable and appropriate for the reasons described herein and in the Registration Statement.

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)

MINTZ January 11, 2024 Page 12

We hereby further request, pursuant to Rule 418(b) under the Securities Act, upon completion of the Staff’s review, that the Staff either return such unredacted version of this letter to the undersigned or destroy such unredacted version of the letter. The Company believes that the return or destruction of the supplemental information contained in this letter will protect the interests of investors and is consistent with the provisions of the Freedom of Information Act by maintaining in confidence the potential valuation of the Company that may, if disseminated, negatively impact the trading in the common stock of the Company following the IPO. The Company advises the Staff that it has not filed the supplemental information subject to this request in electronic format. Please return this letter to the Company, in care of the undersigned, a responsible representative of the Company, at One Financial Center, Boston, Massachusetts 02111.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 348-3050.

Sincerely,

/s/ John T. Rudy
John T. Rudy

cc:	Securities and Exchange Commission

Christopher Edwards

Suzanne Hayes

ArriVent Biopharma, Inc.

Zhengbin (Bing) Yao, Ph.D.

James Kastenmayer, J.D., Ph.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Matthew T. Simpson

Boston      Los Angeles      New York      San Diego      San Francisco      toronto       Washington

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

FOIA CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. § 200.83

BY ARRIVENT BIOPHARMA, INC.
IN CONNECTION WITH REGISTRATION STATEMENT ON FORM S-1 (FILE NO. 333-276397)